March 6, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby

Matthew Crispino

Melissa Walsh

Stephen Krikorian

Re:	Sumo Logic, Inc.

Draft Registration Statement on Form S-1

Submitted January 21, 2020

CIK No. 0001643269

Ladies and Gentlemen:

On behalf of our client, Sumo Logic, Inc. (“Sumo Logic” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2020, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on January 21, 2020 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 21, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on January 21, 2020), all page references herein correspond to the page of the Revised Registration Statement.

Securities and Exchange Commission

March 6, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

1.

In response to prior comment 5, you indicate that you do not adjust ARR over the subsequent years for the small portion of your contracts that include increasing fees because you believe the initial contract year is the best representation of a customer’s commitment upon renewal. Further explain why this is the best representation and a reasonable estimate of the customer’s ARR contribution at a certain point in time. Tell us whether customers generally renew at the initial year rate and whether additional disclosure is warranted in this regard. Please also clarify how your definition of annual recurring revenue considers any changes in the contract value upon renewal.

The Company respectfully advises the Staff that it believes that relying on the initial year of annualized contract value for its multi-year contracts when calculating ARR is most representative of a customer’s commitment to use its platform. Though contract value may increase or decrease in subsequent years within a multi-year contract term, the Company does not automatically view such increases or decreases as recurring revenue as there can be reasons that a customer’s annual contract fees increase or decrease throughout a contract term that may not reoccur in subsequent contract terms, such as anticipated changes in the customer’s use cases on the platform. Therefore, management has historically disregarded such increases or decreases when evaluating the Company’s business performance and expectations with respect to estimating a customer’s ARR contribution, and evaluates ARR based on the initial year of annualized contract value in managing and operating its business. As the Company has historically tracked ARR on this basis for the purposes of managing and operating its business, the Company has not prepared alternative information to reflect fluctuating fees over the life of a contract for the purposes of ARR calculations. Preparing information on this revised basis would require additional and time-consuming manual effort for the Company.

Additionally, the vast majority of the Company’s contracts have a one-year term, and as of January 31, 2020, less than 10% of its customer contracts have contract lengths greater than 12 months. Of those multi-year contracts, a majority have the same annual recurring revenue each year of the contract. Therefore, the overall impact on the calculation of ARR of relying on the initial year of annualized contract value compared to reflecting changes during the contract term would be nominal, and the Company does not believe that this would provide meaningful information to potential investors. Additionally, of those multi-year contracts with fluctuating amounts over the contract term, a majority have amounts that increase over the contract term, which causes our ARR calculation to be more conservative by its exclusion of those increases.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to clarify that (i) its definition of ARR does not reflect any changes to contract value that occur during the subsequent years during a multi-year contract, and (ii) with respect to renewal contracts, ARR for such customer upon renewal is the first year ARR of that renewal contract, not the ARR of the first year of such customer’s initial contract with the Company.

2.

We note the revisions made to the definition of a customer for purposes of computing ARR and your customer count in response to prior comments 5 and 6. Further expand your disclosure to explain why it is accurate to assume these customers will renew, and consider disclosing your historical renewal rates for each of the periods presented.

Securities and Exchange Commission

March 6, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 106 to provide additional disclosure regarding its assumptions that customers will renew and should therefore continue to be included in ARR and its customer count. Given the Company’s historical experience of customers renewing at a high rate, it believes it is appropriate to assume that customers will continue to renew at comparable rates. This is reflected in the Company’s high dollar-based net retention rate, which has fluctuated between 120% and 130% for each of the past seven fiscal quarters. Dollar-based net retention rate includes the impact of customer churn and would not be as consistently high if the Company’s customer churn was low. The Company respectfully advises the Staff that it believes that its dollar-based net retention rate provides investors with sufficient information on the success of its customer renewal and retention efforts.

3.

You state that your dollar-based net retention rate was over 120% in each of the past seven quarters. Please provide the actual rates for each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.

The Company respectfully advises the Staff that it has revised its disclosure on pages 67 and 68 to provide that its dollar-based net retention rate has fluctuated between 120% and 130% for each of the past seven fiscal quarters. The Company is not providing disclosure of its exact dollar-based net retention rate because it does not believe that this data should be viewed as a key business metric, but rather as one part of a more comprehensive understanding of the Company’s business and results of operations. Further, the Company believes that disclosure of its exact dollar-based net retention rates on a quarterly basis could be misleading to investors, as quarterly changes in this data often do not reflect material changes to, or trends in, the Company’s business, but rather small and temporary fluctuations that vary up and down over time. The Company does not believe that there are any long-term material trends in its dollar-based net retention rates that have not already been disclosed qualitatively and quantitatively in the Revised Registration Statement. As such, the Company chose to disclose that its dollar-based net retention rate has fluctuated between 120% and 130% for all quarterly periods presented, which data demonstrates that the Company has high customer loyalty and retention, without leading to undue focus on non-material numerical changes from period to period.

Results of Operations

Comparison of Nine Months Ended October 31, 2018 and 2019, page 74

4.

Please separately quantify the increase in revenue that is attributable to additional sales to existing customers and sales to new customers. Provide an analysis of how changes in revenue correspond to changes in your key business metrics and address the trend in the number of net new customers. Refer to Item 303(a)(3)(iii) and Instructions to Item 303(a) of Regulation S-K.

Securities and Exchange Commission

March 6, 2020

The Company respectfully advises the Staff that the Company does not measure its business by separately evaluating additional sales to existing customers as compared to sales to new customers, and therefore has not historically quantified or tracked its revenue in this manner. However, in response to the Staff’s comment, the Company is currently calculating the allocation of its revenue between additional sales to existing customers and sales to new customers, and it has revised its disclosure on pages 74 and 76 to provide placeholders for this information in the comparison of its fiscal periods included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Once this analysis is completed, the Company will include this information in a subsequent Draft Registration Statement on Form S-1. The Company further advises the Staff that there are no additional material trends in the number of net new customers other than what has already been disclosed in the Revised Registration Statement.

*****

Securities and Exchange Commission

March 6, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ramin Sayar, Sumo Logic, Inc.

Sydney Carey, Sumo Logic, Inc.

Katherine Haar, Sumo Logic, Inc.

Jennifer McCord, Sumo Logic, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP